Exhibit 10.1

CHIEF EXECUTIVE OFFICER AGREEMENT

This CHIEF EXECUTIVE OFFICER AGREEMENT (the “Agreement”) is made by and between Black Hills Corporation, a South Dakota corporation (hereinafter the “Company”), and Brian B. Bird (the “Executive”), dated as of August 18, 2025 and effective as of the Effective Time (as defined in the Merger Agreement referred to below);

WHEREAS, reference is made to that certain Merger Agreement (the “Merger Agreement”), dated as of August 18, 2025, by and among the Company, NorthWestern Energy Group, Inc., a Delaware corporation (“NorthWestern”), and River Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into NorthWestern, with NorthWestern surviving the merger as a wholly owned subsidiary of the Company and with the Company assuming a new corporate name (the “Merger”). References herein to the “Company” as of the Effective Time shall mean Black Hills Corporation, in the context of it being the ultimate parent company of the combined corporate group after the effective time of the consummation of the Merger (the “Closing”) and the corresponding assumption of its new corporate name, as applicable;

WHEREAS, the Executive is currently employed by NorthWestern as its President and Chief Executive Officer;

WHEREAS, the Company and NorthWestern desire for the Company, as the ultimate parent company of the combined corporate group after the Closing, to employ the Executive as its President and Chief Executive Officer as of the Effective Time, and the Executive desires to be so employed; and

WHEREAS, this Agreement shall be effective only if the Closing occurs and shall be null and void ab initio if for any reason the Merger Agreement is terminated or the Closing does not occur.

NOW, THEREFORE, in consideration of the promises and obligations set forth below and for other good and valuable consideration, the receipt of which is hereby acknowledged by the parties, the Company and the Executive agree and intend to be legally bound, as follows:

1.            Definitions.

(a)            “Annual Incentive Bonus” means the target incentive level (which assumes achievement of 100% of target for each performance measure) for the Executive under the Company’s annual incentive plan in effect on the date of termination of employment.

(b)            “Cause” means any of the following:

(i)             fraud, misappropriation of corporate property or funds, or embezzlement;

(ii)            malfeasance in office, misfeasance in office which is willful or grossly negligent, or nonfeasance in office which is willful or grossly negligent;

(iii)           failure to comply with the Company’s Code of Business Conduct (applicable to employees generally) and Code of Ethics for the Chief Executive Officer and Senior Finance Officer or any successor codes of conduct generally applicable to similarly situated executives;

(iv)           illegal conduct, gross misconduct or dishonesty, in each case which is willful and results (or is reasonably likely to result) in substantial damage to the Company;

(v)            willful and continued failure by the Executive to perform substantially his duties with the Company (other than any such failure resulting from his incapacity due to physical or mental illness) after receiving written demand for substantial performance from the board of directors of the Company (the “Board”) and after having been provided a reasonable period to correct the same, which demand will specifically identify the manner in which the Board believes the Executive has not substantially performed his duties.

A determination by the Board that Cause exists shall constitute valid grounds constituting Cause only if such Cause determination is consented to by at least two-thirds of the independent directors serving on the Board.

(c)            “Good Reason” means the occurrence of any of the following circumstances without the Executive’s consent:

(i)             a material reduction in the Executive’s job responsibilities;

(ii)            the Board’s requirement that the Executive perform his services out of one specific office or region for more than 50% of his business time in any given calendar year, where such office or region is more than 50 miles from his current personal residence as of the date of this Agreement (and, for the sake of clarity, the Executive’s determination that he needs to be in one office or location more than 50% of his business time in any given calendar year in order to effectively perform his duties shall not constitute Good Reason); or

(iii)           a material reduction in the Executive’s total compensation other than as part of a reduction by the same percentage amount applicable to all C-suite executives of the Company.

The Executive’s voluntary termination of employment shall be considered to be for Good Reason only if (x) the Executive provides the Board written notice of the existence of the circumstances asserted to constitute Good Reason within ten (10) days of the existence of such circumstances, (y) the Company fails to cure the existence of such circumstances, and (z) the Executive terminates employment during the Protective Period and within sixty (60) days following the occurrence of such circumstances.

(d)           The “Protective Period” means the three-year period following the Effective Time.

(e)            A “Qualifying Termination” means (i) the termination of the Executive’s employment by the Company without Cause, or (ii) the termination of the Executive’s employment by the Executive for Good Reason.

2.            Obligations of the Company upon Certain Terminations.

(a)            If a Qualifying Termination occurs during the Protective Period, the Executive shall receive:

(i)	a lump sum cash severance payment in an amount equal to two and one-half (2.5) times the sum of the Executive’s (x) annual base salary, and (y) Annual Incentive Bonus (determined in each case without regard to any reduction that was imposed on either such amount following the Closing). Such lump sum cash severance amount will be paid no later than the sixtieth (60th) calendar day following the date of the Qualifying Termination (the “CIC Severance Amount”);

(ii)	a lump sum annual incentive payment in an amount equal to the Executive’s cash payment under the Company’s annual incentive plan in effective on the date of the Qualifying Termination (a) calculated in accordance with the terms of the annual incentive plan through the last month in the Company’s fiscal year that was completed prior to the Executive’s Qualifying Termination, and (b) prorated by the number of months in the Company’s fiscal year that have been completed, excluding the month in which such termination occurs (“Prorated Annual Bonus”). If the Company is unable to calculate any performance measure from such annual incentive plan, the Company shall deem such performance measure to have been achieved at 100% of the target for purposes of determining the lump sum Prorated Annual Bonus payable pursuant to this subsection. Such lump sum Prorated Annual Bonus payment will be paid not later than the sixtieth (60th) calendar day following the date of the Qualifying Termination;

(iii)	reimbursement of any premiums paid by the Executive for COBRA coverage for 24 months following the Executive’s Qualifying Termination (the “COBRA Benefit”). Notwithstanding the foregoing, the Executive shall no longer be entitled to reimbursement of premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) under this subsection if the Executive becomes eligible for medical coverage under another employer’s group medical plans. Notwithstanding the foregoing, to the extent that the Executive’s participation in one or more of Company’s welfare plans, or the COBRA Benefit, would result in adverse tax or other consequences to the Company under Section 4980D of the Code, such other Code section, or other applicable law, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended, then the parties agree to enter into an alternative arrangement providing for the benefits or comparable coverage as the Executive is entitled under this Agreement to receive, in an economically neutral manner, which does not cause the imposition of such taxes or adverse consequences; provided, that, if Company’s accountants reasonably determine in good faith that no alternative arrangement is feasible, then the Executive shall forfeit the COBRA Benefit without consideration therefor; and

(iv)	outplacement services provided by a Company selected provider limited to $20,000 over a period not to exceed 12 months following the date of the Qualifying Termination (the “Outplacement Benefit”).

(b)           Post-Closing Severance Program. In the event that the compensation committee of the Board adopts a severance plan, form of agreement or policy that applies to the Company’s or its subsidiaries’ C-Suite executives that provides post termination benefits for a termination without cause and/or a resignation for good reason (the “NewCo Severance Program”) with an aggregate value in excess of the aggregate value of the benefits that would be provided to Executive under this Agreement for a Qualifying Termination (the “Superior Severance Benefits”), and a termination event occurs that would give rise to the Executive having the right to severance under both the NewCo Severance Program and this Agreement, the Executive shall be entitled to elect to determine which severance benefits he wishes to accept, i.e., the Superior Severance Benefits or the benefits under this Agreement. For purposes of comparing the value of benefits under this Agreement and the NewCo Severance Program, the aggregate value shall be determined solely by reference to the financial terms, without regard to the non-financial terms, definitions, time of payment and other terms and conditions.

(c)           Release. The Company’s obligation to make any payments, or cause any payments to be made, under Section 2(a) shall be conditioned upon the Executive’s execution, and non-revocation, by the sixtieth (60th) calendar day following the date of the Executive’s Qualifying Termination, of a written separation agreement and release of claims, in the form provided by and satisfactory to the Company, of any and all claims against the Company and all related parties with respect to all matters arising out of the Executive’s employment under this Agreement or the termination thereof (other than any entitlements under the terms of this Agreement to indemnification or under any other plans or programs of the Company in which the Executive participated and under which the Executive has accrued and is due a benefit) (the “Release”). The payments and benefits described in Section 2(a) shall be paid, or shall begin to be paid or provided, as applicable, as soon as administratively practicable after the Release becomes irrevocable, but in no event later than seventy-four (74) days following the date of the Executive’s Qualifying Termination, provided that if the sixty (60)-day period described above begins in one taxable year and ends in a second taxable year such payments or benefits shall not commence until the second taxable year.

3.            Code Sections 280G/4999. In the event it shall be determined that any payments or distributions by the Company or any Subsidiary or affiliate thereof to or for the benefit of the Executive pursuant to this Agreement or otherwise (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (“Total Payments”), are or will be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Executive’s Total Payments shall be reduced to the maximum amount that could be paid to the Executive without giving rise to the Excise Tax (the “Safe Harbor Amount”), if the net after-tax benefit to the Executive after reducing the Executive’s Total Payments to the Safe Harbor Amount is greater than the net after-tax (including the Excise Tax) benefit to the Executive without such reduction. Any reduction pursuant to this Section 3 of the Executive’s Total Payments, if applicable, shall be made by reducing first the cash amounts payable pursuant to Section 2 and then to any other payment or benefit that triggers such Excise Tax in the following order: (a) reduction of cash payments, (b) cancellation of accelerated vesting of performance-based equity awards (based on the reverse order of the date of grant), (c) cancellation of accelerated vesting of time-based equity awards (based on the reverse order of the date of grant), and (d) reduction of any other benefits or payments due to the Executive (with benefits or payments in any group having different payment terms being reduced on a pro-rata basis). The cost of all determinations that are required to be made under this Section 3, including determinations as to whether the Total Payments to the Executive shall be reduced to the Safe Harbor Amount, the amount of any such reduction, and the assumptions to be utilized in arriving at such determinations, shall be made at the Company’s expense by a nationally recognized accounting firm experienced with such matters as designated by the Board.

4.            Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company for which the Executive may qualify; provided that the Executive shall have no further right to receive any payments or benefits under the NorthWestern Corporation Key Employee Severance Plan, as amended, for a Qualifying Termination during the Protection Period (as such terms are defined in this Agreement). Vested benefits and other amounts that the Executive is otherwise entitled to receive on or after the date of a Qualifying Termination under any plan, policy, practice or program of, or any contract or agreement with, the Company shall be payable in accordance with such plan, policy, practice, program, contract or agreement, as the case may be, except as explicitly modified by this Agreement.

5.             No Mitigation. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced by any compensation earned with respect to any other employer (other than with respect to the COBRA Benefit as set forth above).

6.            Successors. This Agreement is personal to the Executive and, without the prior written consent of the Company, shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean both the Company as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.

7.            Clawback Policies. To the extent permitted under applicable law, all amounts payable under this Agreement are subject to the terms of any applicable Clawback Policy and, to the extent permitted by applicable law, including without limitation Section 409A of the Code, all amounts payable under this Agreement are subject to offset in the event that the Executive has an outstanding clawback, recoupment or forfeiture obligation to the Company under the terms of any applicable Clawback Policy. In the event of a clawback, recoupment or forfeiture event under an applicable Clawback Policy, the amount required to be clawed back, recouped or forfeited pursuant to such policy shall be deemed not to have been earned under the terms of this Agreement or otherwise, and the Company shall be entitled to recover from the Executive the amount specified under the policy to be clawed back, recouped or forfeited (which amount, as applicable, shall be deemed an advance that remained subject to the Executive satisfying all eligibility conditions for earning the amounts deferred, accrued, or credited). For the purposes of this Agreement, “Clawback Policy” means any clawback, recoupment or forfeiture provisions of any applicable clawback, recoupment or forfeiture policy (including, without limitation, a clawback policy required to be implemented by an applicable stock exchange) approved by the Board (or a committee thereof), as in effect from time to time for executives and directors generally. The Executive acknowledges and agrees that the Executive shall be bound by the terms of any such Clawback Policy as if it were set forth in this Agreement mutatis mutandis.

8.            Miscellaneous.

(a)            Governing Law and Other. This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Dakota, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(b)           Notices. All notices and other communications given to any person or entity in connection with this Agreement shall be in writing and will be deemed to have been given to such person or entity (i) when delivered personally to such person or entity or when sent by confirmed electronic mail, (ii) five (5) calendar days after being sent by prepaid certified or registered mail, or two days after being sent by a nationally recognized overnight courier, to the address specified below for such person or entity (or to such other address as such person or entity shall have specified by ten (10) calendar days advance notice given in accordance with this Section 8(b)), or (iii) in the case of the Company only, on the first business day after it is sent by electronic mail to the email address set forth below (or to such other email address as has been specified on ten (10) calendar days’ advance notice given in accordance with this Section 8(b)), with a confirmatory copy sent by certified or registered mail or by overnight courier in accordance with this Section 8(b); in each case, addressed as follows:

If to the Executive, to the address on file with the Company.

with a copy (which shall not constitute notice) to:

Morrison Cohen LLP

909 Third Avenue

New York, New York 10022

Facsimile: 212-735-8708

Attention: Jeff Laska

E-mail address: jlaska@morrisoncohen.com

If to the Company:

Chief Human Resources Officer

Black Hills Corporation

7001 Mount Rushmore Road

Rapid City, South Dakota 57702

E-mail address: [***]

(c)           Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law.

(d)           Withholding. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes and other deductions that are required to be withheld by applicable laws or regulations.

(e)           Mandatory Arbitration. In consideration of the Company employing the Executive, and the salary and benefits provided under this Agreement, the Executive and the Company agree that all claims arising out of or relating to this Agreement and the Executive’s employment relationship with the Company, including its termination, shall be resolved by confidential binding arbitration in accordance with the Federal Arbitration Act. This Agreement and the arbitration provision in this clause (e) expressly does not prohibit (and such provision shall not apply to) either party from seeking provisional injunctive or other equitable relief, including to prevent irreparable harm, in any court of competent jurisdiction. Any dispute covered by such arbitration provision shall be arbitrated in accordance with the JAMS Employment Arbitration Rules & Procedures (and any then-existing applicable emergency relief procedures should either party seek emergency relief prior to the appointment of an arbitrator), located at https://www.jamsadr.com/rules-employment-arbitration/, unless those rules and/or procedures conflict with any express term of this Agreement, in which case this Agreement is controlling. All claims by the Executive must be brought in the Executive’s individual capacity. Each party shall bear each party’s own attorneys’ fees and legal costs. However, if any party prevails on a statutory claim which affords the prevailing party attorneys’ fees and/or legal costs or as the arbitrator otherwise determines equitable, the arbitrator may award reasonable attorneys’ fees and/or legal costs to the prevailing party. The parties agree to file any demand for arbitration within the time limit established by the applicable statute of limitations for the asserted claims. Failure to demand arbitration within the prescribed time period shall result in waiver of said claims. The parties agree that the Company’s business affects interstate commerce.

The agreement to arbitrate as set forth in this Section 8(e) shall not apply to the following claims or charges: (i) for unfair labor practices brought under the National Labor Relations Act if applicable; (ii) for workers’ compensation, state or federal disability or unemployment compensation benefits; (iii) for benefits under a plan that is governed by the Employee Retirement Income Security Act of 1974, to the extent it contains an alternative dispute resolution procedure; (iv) filed with the Equal Employment Opportunity Commission or any other similar agency, but only during such time such claims are pending in an agency proceeding (any dispute that is covered by this Agreement but not finally resolved by the agency must be submitted to binding arbitration pursuant to this Agreement); or (v) which are expressly precluded from inclusion in an arbitration agreement as a matter of federal law.

The agreement to arbitrate as set forth in this Section 8(e) shall cover all matters directly or indirectly arising out of or related to the Executive’s employment, recruitment or termination of employment and this Agreement, including, but not limited to, claims for breach of contract, claims involving laws against any form of discrimination or wrongful termination, and whether brought under federal or state law, claims involving the Company or any of its Subsidiaries of affiliates and/or other employees, and claims involving the interpretation and enforcement of this arbitration agreement.

EXECUTIVE UNDERSTANDS AND AGREES THAT BY AGREEING TO THE EXCLUSIVE RESOLUTION OF SUCH CLAIMS THROUGH BINDING ARBITRATION, EXECUTIVE IS WAIVING THE EXECUTIVE’S RIGHTS TO BRING SUCH CLAIMS IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(f)            Nonwaiver; Amendment. The Executive’s or the Company’s failure to insist upon strict compliance with any provision of, or to assert any right under, this Agreement (including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to this Agreement) shall not be deemed to be a waiver of such provision or right or of any other provision of or right under this Agreement. This Agreement may be amended or modified only by a writing referring explicitly hereto and signed by both parties hereto, provided that any amendment or modification to this Agreement that are entered into prior to the Closing shall be effective only if signed by NorthWestern.

(g)           Compliance with 409A.

(i)             It is intended that all payments and benefits under this Agreement shall be made and provided in a manner that is either exempt from or compliant with Section 409A. Any ambiguity in this Agreement shall be interpreted to comply with the above. The Executive acknowledges that the Company has made no representations and makes no guarantee as to the treatment of the compensation and benefits provided hereunder and the Executive has been advised to obtain his own tax advice, and further, the Executive agrees that the Company, any Subsidiary or affiliate of the Company, the Board, and any officers or employees (other than Executive), agents, equity holders, successors, affiliates and representatives of the Company or any Subsidiary or affiliate thereof shall have no liability for any of the payments or benefits under this Agreement or any other arrangement failing to be exempt from or to comply with Section 409A. For all purposes under this Agreement, any iteration of the word “termination” (e.g., “terminated”) with respect to the Executive’s employment shall mean a separation from service within the meaning of Section 409A. Without limiting the generality of the foregoing, for purposes of this Agreement, the Executive shall be considered to have a termination of employment only if such termination is a “separation from service” within the meaning of Section 409A. Each payment (or installment thereof) payable hereunder shall constitute a separate payment in a series of separate payments for purposes of Section 409A.

(ii)            Notwithstanding anything in this Agreement to the contrary, in the event the equity of the Company (or its successor) is publicly traded on an established securities market or otherwise and the Executive is a “specified employee” (as determined under the Company’s administrative procedure for such determinations, in accordance with Section 409A) at the time of the Executive’s termination of employment, any payments under this Agreement that are deemed to be deferred compensation subject to Section 409A and payable in connection with a separation from service shall not be paid or begin payment until the earlier of (A) the Executive’s death or (B) the first day following the six (6) month anniversary of the date of the Executive’s Qualifying Termination. If the payment of any amounts under this Agreement are delayed as a result of the previous sentence, on the first day following the end of the six (6) month period, the Company shall pay the Executive a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to the Executive under this Agreement during such six (6) month period, without interest thereon. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be “deferred compensation” subject to Section 409A and the six-month delay provided in this subsection (iii), to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4) and (b)(9) and any other applicable exception or provisions under Section 409A.

(h)           Entire Agreement. This Agreement (together with such arrangements, policies and agreements expressly referenced herein) contains the entire understanding of the Executive and the Company, and supersedes any and all prior understandings, written or oral, between the Executive and the Company, with respect to the subject matter hereof.

(i)            Interpretation; Counterparts. No provision of this Agreement is to be interpreted for or against any party because that party drafted such provision. For purposes of this Agreement: “herein,” “hereby,” “hereinafter,” “herewith,” “hereafter” and “hereinafter” refer to this Agreement in its entirety, and not to any particular subsection or section. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. Additionally, the parties agree that electronic reproductions of signatures (i.e., scanned PDF versions of original signatures, facsimile transmissions, and the like) will be treated as original signatures for purposes of execution of this Agreement.

(j)            Survival. The respective rights and obligations of the parties hereunder shall survive any termination of the Executive’s employment to the extent necessary to the intended preservation of such rights and obligations, including, but not by way of limitation, those rights and obligations set forth in Sections 2, 3, 6, 7 and 8.

[Signature Page Follows]

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization of the Board, the Company has caused this Agreement to be executed in its name on its behalf.

BLACK HILLS CORPORATION

By:	/s/ Linden R. Evans
Name:	Linden R. Evans
Title:	President and Chief Executive Officer

EXECUTIVE

/s/ Brian B. Bird
Brian B. Bird